FOR RELEASE FEBRUARY 11, 2010 8:00 pm Eastern Time

3SBio and Ascentage Pharma Form Strategic Alliance to Research, Develop and Commercialize Cancer Therapeutics

SHENYANG, CHINA - February 11, 2010 - 3SBio Inc. (NASDAQ: SSRX) ("3SBio" or "the Company"), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, and Ascentage Pharma Group Corporation, Ltd. ("Ascentage Pharma") announced today that they have formed a strategic alliance to research, develop and commercialize best-in-class targeted cancer therapeutics focusing on programmed cell death, or apoptosis. The alliance will leverage Ascentage Pharma's expertise in structure-based small molecule design, lead optimization and preclinical development with 3SBio's proven drug development and commercialization capabilities in China.

Under the terms of the agreement, 3SBio will make a US$3 million equity investment in Ascentage Pharma. The investment will be used to fund Ascentage Pharma's R&D programs. 3SBio will have the exclusive right to develop and commercialize cancer therapeutics in China that are discovered through Ascentage Pharma programs, while Ascentage Pharma will retain the rights to the rest of the world and receive future milestone and royalty payments from any sales by 3SBio in China.

"The collaboration with Ascentage Pharma represents a key strategic initiative for 3SBio to develop our pipeline in the area of cancer therapeutics," said Dr. Jing Lou, CEO of 3SBio. "This investment allows 3SBio to gain access to the best external science and small molecule drug discovery platform in China."

"Apoptosis targeted small molecule has the potential to play a key role in the next generation of highly effective targeted cancer drugs," said Dr. Dajun Yang, CEO of Ascentage Pharma. "We believe that this "win-win" collaboration will generate innovative medicines that benefits patients worldwide."

About 3SBio Inc.
3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

About Ascentage Pharma Group Corporation, Ltd.

Ascentage Pharma is a recent spin-off of Ascenta (Shanghai) R&D Center, a wholly owned subsidiary of Ascenta Therapeutics, Inc. which was established in August 2005. The new company, including the team and facility, became independent in the summer 2009. The team has an established track record in late stage discovery, preclinical and IND enabling work, working with both China's SFDA and the US FDA.  Ascentage Pharma will focus on oncology new chemical entity (NCE) drug R&D using cutting edge apoptosis technology, building on molecules and compounds licensed from the University of Michigan. The company aims to develop best-in-class targeted therapeutics for the unmet medical needs of both China and global markets.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business factors and uncertainties that could cause actual results to differ materially from those projected or anticipated, including factors related to: the risk that Ascentage Pharma's R&D programs will not result in therapeutics which produce satisfactory results in clinical trials or obtain SFDA approval due to the inherent uncertainty of the timing and success of pharmaceutical research and development projects or that Ascentage will require additional funding to develop new therapeutics; the risk that 3SBio may not be successful in commercializing any therapeutics developed by Ascentage Pharma pursuant to their strategic alliance due to difficulties or delays in manufacturing, lack of demand by hospitals and doctors or other factors; the risk of intellectual property disputes arising with third parties in connection with newly developed therapeutics; the risk that the strategic alliance will not continue for its full term for whatever reason; uncertainties regarding 3SBio's ability to obtain favorable insurance coverage and pricing for any therapeutics developed by Ascentage Pharma; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the P.R.C. government and changes in the healthcare insurance sector in the P.R.C.; fluctuations in general economic and business conditions in China; and other risks outlined in 3SBio's filings with the Securities and Exchange Commission. 3SBio does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Contacts

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com

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